

May 7, 2015

Daniel H. Schulman
President
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

John J. Donahoe
Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

> **Re:** **PayPal Holdings, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed April 9, 2015**
> **File No. 001-36859**
> **eBay Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response dated April 9, 2015**
> **File No. 000-24821**

Dear Messrs. Schulman and Donahoe:

We have reviewed your April 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2015 letter.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 2

PayPal Holdings, Inc. Amendment No. 1 to Form 10-12B filed April 9, 2015

Exhibit 99.1

PayPal, page 7

1. We note your response to comment 2. Your current disclosure indicates that a market may be something other than an individual country, but it does not clearly explain under what circumstances you have defined a market as something other than an individual country. In light of the focus that your filing places on the number of markets in which you operate, please explain this matter to us in more detail, and revise your disclosure to better explain this matter to your investors.

Selected Historical Combined Financial Data of PayPal, page 50

2. We note your response to comment 4. Please revise your introductory paragraph to the selected financial data to discuss the pro forma financial information and state from where it was derived.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 54

3. Footnote (a) appears to indicate that you will earn lower revenue from eBay after the separation. Please explain to us in more detail why you will earn lower revenue from eBay for your payment services after the separation. Additionally, please revise this footnote to either disclose more information about this reduction in revenue from eBay or provide a cross-reference to another location in your filing where you have discussed this matter.

4. Please refer to the third sentence of footnote (b). Please tell us whether the statement "these expenses were historically eliminated in eBay's consolidated financial statements" indicates that eBay's consolidated financial statements did not capture the costs incurred by the consolidated company related to Buyer Protection Losses and Buyer Protection Services. If so, please tell us the basis in GAAP for not reflecting these expenses in eBay's consolidated financial statements. If not, please revise your footnote to better explain this matter.

Business, page 55

5. We note your response to comment 12. Please revise the disclosure in your registration statement to clarify the role of both Braintree and Venmo in your business. Please also explain how these acquisitions "strengthened" your business if "nearly all of the services provided by Braintree and Venmo are provided by other PayPal products."

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 3

Protecting Merchants and Consumers, page 60

6. We note your response to comment 16. Please revise the disclosure in your registration statement to clarify the basis for your statement that your protections for merchants and consumers "are generally much broader than those protections provided by other participants in the payments industry."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 77

7. We note your response to comment 21. We also note that you continue to list funding through your strategic and financial partners as a possible source of future funding on pages 77 and 78. Please revise your disclosure to better explain who your strategic and financial partners are other than eBay, as we believe this may be unclear to your investors.

Combined Statement of Income, page F-4

8. We note your response to comment 24 and have the following comments:

   • It appears from your response that the costs classified by eBay as your cost of services are presented on your income statement as transaction expense and customer support and operations. It also appears that you could present these two line items directly below net revenue and then present a subtotal which would appropriately capture your gross profit. Please confirm these assumptions, if true, or explain this matter to us in more detail; and
   • Additionally, please tell us in more detail why you do not believe gross profit is a meaningful measure of performance for a company such as PayPal. Please note that we would not object to your presentation of more than one line item within the cost of services category of expenses.

Notes to Combined Financial Statements

Note 1 – Overview and Summary of Significant Accounting Policies, page F-8

9. We note your response to comment 23. If you do not include audited financial statements of PayPal please revise your disclosures concerning PayPal here or in another footnote to the predecessor's financial statements to clearly state, if true, that PayPal has not commenced operations and has no assets or liabilities. Additionally, please confirm our assumption, if true, that PayPal has no commitments or contingent liabilities.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 4

10. We note your response to comment 26. You state in your response that revenues earned from eBay and its subsidiaries were excluded from net revenues of the Payments segment presented in eBay's Form 10-K. However, we note that you disclose a line item on page F-18 of eBay's Form 10-K for the fiscal year ended December 31, 2014 ("eBay 2014 10-K") entitled "[e]limination of inter-segment net revenue." We have the following comments:

- Please tell us what is included in the "[e]limination of inter-segment net revenue" line item, whether revenues earned from other operating segments of eBay were included in the revenues presented for each of eBay's reportable segments, and if so the amounts;
- Please also tell us how eBay complied with ASC 280-10-50-22, which requires the disclosure of revenues from external customers as well as revenues from other operating segments if the amounts are included in the determination of operating income (loss) or are otherwise regularly provided to your CODM;
- We note your disclosure on page F-30 that you recorded revenues of $113 million that were earned from eBay and its subsidiaries for the year ended December 31, 2014, which is larger than the $57 million of intercompany revenues that were eliminated from total reportable segment revenues to arrive at consolidated eBay net income. Please tell us why the amount eliminated is less than the amount your Payments segment earned from eBay and its subsidiaries; and
- Please provide us with a reconciliation from the amount of net revenues for the year ended December 31, 2014 of the Payments segment presented in the eBay 2014 10-K to the amount of PayPal Inc. net revenues presented in the Information Statement.

Note 11 – Related Party Transactions, page F-29

11. We note your disclosure on page F-30 that you recover certain costs from eBay relating to customer protection programs that are recorded as reductions to transaction losses, customer support and operations and general and administrative expenses. Please tell us more about these programs, and specifically if you are rendering a service for which out-of-pocket costs are being reimbursed to you by eBay. Additionally, please tell us in detail why presentation of these reimbursements as contra expenses is appropriate, citing relevant U.S. GAAP in your response. Lastly, in the context of these contra expenses, please tell us whether you believe PayPal's historical financial statements as presented in this Form 10 represent all costs of doing business. Refer to SAB Topic 1:B.1.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

General

12. The written representations we requested in our prior letter were to be from the Company. However, your response letter was from your external counsel. Please

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 5

provide the representations previously requested in a written statement from the Company.

13. A Settlement Agreement by and between the Department of the Treasury's Office of Foreign Assets Control (OFAC) and PayPal dated March 23, 2015 indicates that your subsidiary PayPal processed transactions involving Cuba and Sudan. We note also that recent news reports suggest that items recently taken from Syria are being sold on eBay and that PayPal is being used to send money to Syria.

   Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. In this regard, we note your disclosure, on pages 42 and F-31 of the 10-K, regarding PayPal's activities that may have violated OFAC sanctions regulations. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

14. You disclose on pages 42 and F-31 PayPal's settlement discussions with OFAC regarding possible violations of sanctions regulations arising from PayPal's practices between 2009 and 2013. You also disclose that PayPal has reported to OFAC more recent transactions that may have violated sanctions regulations. To the extent the possible violations you disclose are not covered by the March 23 Settlement Agreement, please tell us the nature of the possible violations, including the countries involved, and the maximum amount of the OFAC penalties to which PayPal may be subject as a result of the possible violations.

15. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 6

Item 9A: Controls and Procedures, page 72

16. We note in your response to comment 34 that the internal control relevant to the accounting error was a quarterly analysis to support the booking or release of a valuation allowance. You state that deficiency was in the control design as this was a complex intercompany transaction that had non-routine tax accounting implications. You state that the maximum exposure of the control failure was not material and refer to the amount of valuation allowances on capital loss carryover and operating loss carryforward. Please address the following:

- Describe in greater detail the specific nature and design of the control that failed. Also as it relates to the precision of the control, describe how the review control was appropriately executed even though the accounting literature was incorrectly applied;
- Explain how the design of the control "did not extend to include full documentation of the resulting tax accounting consequences that would be required under ASC 740 – Income Taxes." Include also a detailed discussion of the nature and cause of the control deficiency;
- Describe in detail your evaluation of the severity of the control deficiency identified in your response and how it considered whether it was reasonably possible that the identified control deficiency would fail to prevent or detect a material misstatement. Refer to the factors beginning on page 35 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934";
- Tell us which COSO component(s) were affected by the control deficiency. In addition, tell us how you evaluated whether there were any deficiencies in your risk assessment controls and processes resulting in the error and, if so, how you evaluated the severity of those deficiencies; and
- Tell us if you made or plan to make changes or improvements in your internal control over financial reporting (ICFR) as a result of the identification of the error, and what those changes are.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to the Condensed Consolidated Financial Statements

Note 9 – Commitments and Contingencies, page 20

17. We note your responses to comments 28 and 33. As comment 28 was also applicable to eBay, please tell us why you have not revised your commitments and contingencies footnote to describe and quantify your exposure under the buyer and seller protection programs, and confirm to us you will include it in any applicable future filings. You also

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 7

make reference in your response to certain disclosures in MD&A related to these programs. While we do not object to the discussion and analysis of the impact of these programs in MD&A, the disclosure requirements of ASC 460-10-50 are required to be included in your financial statements. Lastly, in your response, please also show us what your disclosure would have looked like had it been included in your most recently filed Form 10-Q.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative, page 37

18. We note your disclosure on pages 28, 29 and 37 related to the restructuring costs associated with your global workforce reduction plan. To the extent material, the expected effects on future earnings and cash flows resulting from the plan (for example, reduced employee expense) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. Please revise future filings to discuss these impacts and show us in your response what your disclosure would have looked like had it been included in your most recently filed Form 10-Q. Refer to SAB Topic 5:P.4.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 45

19. We note your responses to comments 22 and 33. As comment 22 was also applicable to eBay, please tell us why quantitative information related to foreign currency exchange risk required by Item 305(a)(1) of Regulation S-K was not included in your Form 10-Q for the quarterly period ended March 31, 2015, and confirm to us you will include it in future filings. In your response, please also show us what your disclosure would have looked like had it been included in your most recently filed Form 10-Q.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 7, 2015
Page 8

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director